Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Skylight Health Group Inc. (the “Company”)

5520 Explorer Drive, Suite 402

Mississauga, Ontario L4W 5L1

2.	Date of Material Change

December 6, 2021

3.	News Release

A news release with respect to the material change referred to in this report was disseminated through Globe News Wire on December 6, 2021 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Skylight Health Announces Closing of Public Offering of 275,000 Shares of Series A Cumulative Redeemable Perpetual Preferred Stock

5.	Full Description of Material Change

On December 6, 2021 the Company announced the closing of its previously announced underwritten registered offering of 275,000 9.25% Series A Cumulative Redeemable Perpetual Preferred Shares (the “Series A Preferred Shares”) at a price to the public of US$21 per share for gross proceeds of US$5,775,000 before deducting for underwriter’s fees and offering expenses; proceeds from the offering will be used towards working capital, corporate related activities, and capital for future mergers & acquisitions. The shares of Series A Preferred Stock trade on the Nasdaq Capital Market under the symbol “SLHGP.”

The Benchmark Company, LLC acted as Sole Book Running Manager for the Offering.

The Series A Preferred Shares were offered under the Company’s shelf registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) (the “Registration Statement”), and the Company’s existing Canadian amended and restated short form base shelf prospectus (the “Base Shelf Prospectus”) dated October 4, 2021. The prospectus supplement relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement) has been filed with the securities commission in British Columbia, Alberta, Manitoba and Ontario and with the SEC in the United States.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Prad Sekar, CEO of Skyight Health Group Inc. at 1-855-874-4999.

9.	Date of Report

December 7, 2021